600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com William Mark Young 713.220.4323 Phone 713.238.7111 Fax markyoung@andrewskurth.com

June 18, 2010

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4631

Washington, D.C. 20549

RE:	Flotek Industries
Form S-3 filed April 30, 2010
File No. 333-166442

Dear Mr. Ingram:

On behalf of Flotek Industries, Inc., a Delaware corporation (the “Company”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the above-referenced registration statement on Form S-3 (the “Registration Statement”), each of which has been marked to show changes from the original filing.

In this letter, we respectfully submit the following responses to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated May 25, 2010 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold face type the comments exactly as set forth in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment. A copy of this letter has been furnished on EDGAR as correspondence.

We understand that you will be reviewing the Company’s responses and may have additional comments. We welcome any questions you may have concerning the Company’s responses and thank you for your attention devoted to the filing. Please feel free to call us at the telephone number listed at the end of this letter.

General

1.	In addition to File Nos. 333-166442 and 333-166443, we note that you currently have another outstanding effective registration statement (333-161552). In the interest of simplified disclosure, please consider the application of Securities Act Rule 429. You may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in these offerings and in your other outstanding offering. Absent the use of Rule 429, please revise the cover page of the registration statement to reference concisely your concurrent offerings.

Response: The Company does not wish to combine prospectuses under Rule 429 of the Securities Act at this time and will make appropriate disclosure in the Registration Statement.

Selling Stockholders, page 5

2.	We note your disclosure that “Northwestern Mutual Life Insurance Company and OTA LLC are broker-dealers or affiliates of a broker-dealer.” Please be advised that all selling stockholders who are registered broker-dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. If any of the selling stockholders are affiliates of broker-dealers, confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling stockholders, please identify them as underwriters.

Response: The Company acknowledges Comment No. 2 and has revised the Registration Statement accordingly.

The Northwestern Mutual Life Insurance Company is an affiliate of a broker-dealer and the Company has confirmed that at the time of the purchase of the securities to be resold pursuant to the Registration Statement, The Northwestern Mutual Life Insurance Company purchased the securities to be offered for resale in the ordinary course of business and did not have any agreement or understanding, directly or indirectly, with any person to distribute such securities.

OTA LLC, as a registered broker-dealer, has been identified as an underwriter in the Registration Statement.

Plan of Distribution, page 10

3.	Please clearly state that the selling security holders that are not broker-dealers or affiliates of broker-dealers may be deemed to be underwriters.

Response: The Company acknowledges Comment No. 3 and has revised the Registration Statement accordingly.

Item 17. Undertakings, page II-3

4.	Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. In addition, please delete as inapplicable the undertakings set forth in paragraphs (4) and (5).

Response: The Company acknowledges Comment No. 4 and has revised the Registration Statement accordingly.

Exhibit 5.1

5.	Please have counsel revise its opinion to provide consent to the reference of its name under the heading “Legal Matters” in the prospectus.

Response: Counsel to the Company acknowledges Comment No. 5 and has revised its opinion accordingly.

6.	We note that the legal opinion is limited by date and does not speak through the date of effectiveness. Counsel should revise the opinion to remove the date qualification or be advised that, if circumstances require, we may request that counsel file an opinion dated in closer proximity to the date and time of effectiveness.

Response: Counsel to the Company acknowledges Comment No. 6 and understands that, if circumstances require, it may be required to file an opinion dated in closer proximity to the date and time of effectiveness of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to the undersigned of Andrews Kurth LLP at
(713) 220-4323.

Sincerely,

/S/ W. MARK YOUNG

W. Mark Young

cc: Jesse Neyman (Company)

cc: Hagen Ganem (SEC)